The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated November 6, 2017

November , 2017	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC Structured Investments

Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF due November 16, 2022

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing level of each of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF, which we refer to as the Funds, is greater than or equal to its Interest Barrier, which will be between 79.00% and 85.00% of its Initial Value.

•	The notes will be automatically called if the closing price of one share of each Fund on any Review Date (other than the first and final Review Dates) is greater than or equal to its Initial Value.

•	The earliest date on which an automatic call may be initiated is May 10, 2018.

•	Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.

•	Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

•	Payments on the notes are not linked to a basket composed of the Funds. Payments on the notes are linked to the performance of each of the Funds individually, as described below.

•	Minimum denominations of $1,000 and integral multiples thereof

•	The notes are expected to price on or about November 10, 2017 and are expected to settle on or about November 15, 2017.

•	CUSIP: 46647MPM9

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	—	$1,000
Total		$—	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) All sales of the notes will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $967.80 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 15, 2016, underlying supplement no. 1-I dated April 15, 2016 and the prospectus and prospectus supplement, each dated April 15, 2016

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Funds: The iShares® Nasdaq Biotechnology ETF (Bloomberg ticker: IBB) and the iShares ® Latin America 40 ETF (Bloomberg ticker: ILF)

Contingent Interest Payments: If the notes have not been automatically called and the closing price of one share of each Fund on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $37.50 (equivalent to a Contingent Interest Rate of 15.00% per annum, payable at a rate of 3.75% per quarter).

If the closing price of one share of either Fund on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Contingent Interest Rate: 15.00% per annum, payable at a rate of 3.75% per quarter

Interest Barrier: With respect to each Fund, between 79.00% and 85.00% of its Initial Value (to be provided in the pricing supplement)

Trigger Value: With respect to each Fund, 80.00% of its Initial Value

Pricing Date: On or about November 10, 2017

Original Issue Date (Settlement Date): On or about November 15, 2017

Review Dates*: February 12, 2018, May 10, 2018, August 10, 2018, November 13, 2018, February 11, 2019, May 10, 2019, August 12, 2019, November 12, 2019, February 10, 2020, May 11, 2020, August 10, 2020, November 10, 2020, February 10, 2021, May 10, 2021, August 10, 2021, November 10, 2021, February 10, 2022, May 10, 2022, August 10, 2022 and November 10, 2022 (final Review Date)

Interest Payment Dates*: February 15, 2018, May 15, 2018, August 15, 2018, November 16, 2018, February 14, 2019, May 15, 2019, August 15, 2019, November 15, 2019, February 13, 2020, May 14, 2020, August 13, 2020, November 16, 2020, February 16, 2021, May 13, 2021, August 13, 2021, November 16, 2021, February 25, 2022, May 13, 2022, August 15, 2022 and the Maturity Date

Maturity Date*: November 16, 2022

Call Settlement Date*:  If the notes are automatically called on any Review Date (other than the first and final Review Dates), the first Interest Payment Date immediately following that Review Date

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing price of one share of each Fund on any Review Date (other than the first and final Review Dates) is greater than or equal to its Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Payment at Maturity:

If the notes have not been automatically called and the Final Value of each Fund is greater than or equal to its Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment, if any, applicable to the final Review Date.

If the notes have not been automatically called and the Final Value of either Fund is less than its Trigger Value, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment, will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Fund Return)

If the notes have not been automatically called and the Final Value of either Fund is less than its Trigger Value, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Lesser Performing Fund: The Fund with the Lesser Performing Fund Return

Lesser Performing Fund Return: The lower of the Fund Returns of the Funds

Fund Return:

With respect to each Fund,

(Final Value – Initial Value)
Initial Value

Initial Value: With respect to each Fund, the closing price of one share of that Fund on the Pricing Date

Final Value: With respect to each Fund, the closing price of one share of that Fund on the final Review Date

Share Adjustment Factor: With respect to each Fund, the Share Adjustment Factor is referenced in determining the closing price of one share of that Fund and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor of each Fund is subject to adjustment upon the occurrence of certain events affecting that Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

How the Notes Work

Payment in Connection with the First Review Date

Payments in Connection with Review Dates (Other than the First and Final Review Dates)

PS-2 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

Payment at Maturity If the Notes Have Not Been Automatically Called

Total Contingent Interest Payments

The table below illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes based on the Contingent Interest Rate of 15.00% per annum, depending on how many Contingent Interest Payments are made prior to automatic call or maturity.

Number of Contingent Interest Payments	Total Contingent Interest Payments
20	$750.00
19	$712.50
18	$675.00
17	$637.50
16	$600.00
15	$562.50
14	$525.00
13	$487.50
12	$450.00
11	$412.50
10	$375.00
9	$337.50
8	$300.00
7	$262.50
6	$225.00
5	$187.50
4	$150.00
3	$112.50
2	$75.00
1	$37.50

PS-3 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

0	$0.00

Hypothetical Payout Examples

The following examples illustrate payments on the notes linked to two hypothetical Funds, assuming a range of performances for the hypothetical Lesser Performing Fund on the Review Dates. Each hypothetical payment set forth below assumes that the closing price of one share of the Fund that is not the Lesser Performing Fund on each Review Date is greater than or equal to its Initial Value (and therefore its Interest Barrier and Trigger Value).

In addition, the hypothetical payments set forth below assume the following:

•	an Initial Value for the Lesser Performing Fund of $100.00;

•	an Interest Barrier for the Lesser Performing Fund of $85.00 (equal to 85.00% of its hypothetical Initial Value);

•	a Trigger Value for the Lesser Performing Fund of $80.00 (equal to 80.00% of its hypothetical Initial Value); and

•	a Contingent Interest Rate of 15.00% per annum (payable at a rate of 3.75% per quarter).

The hypothetical Initial Value of the Lesser Performing Fund of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value of either Fund. The actual Initial Value of each Fund will be the closing price of one share of that Fund on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing prices of one share of each Fund, please see the historical information set forth under “The Funds” in this pricing supplement.

Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are automatically called on the second Review Date.

Date	Closing Price of One Share of Lesser Performing Fund	Payment (per $1,000 principal amount note)
First Review Date	$105.00	$37.50
Second Review Date	$110.00	$1,037.50
	Total Payment	$1,075.00 (7.50% return)

Because the closing price of one share of each Fund on the second Review Date is greater than or equal to its Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, of $1,037.50 (or $1,000 plus the Contingent Interest Payment applicable to the second Review Date), payable on the applicable Call Settlement Date. The notes are not automatically callable before the second Review Date, even though the closing price of one share of each Fund on the first Review Date is greater than its Initial Value. When added to the Contingent Interest Payment received with respect to the prior Review Date, the total amount paid, for each $1,000 principal amount note, is $1,075.00. No further payments will be made on the notes.

Example 2 — Notes have NOT been automatically called and the Final Value of the Lesser Performing Fund is greater than or equal to its Trigger Value and its Interest Barrier.

Date	Closing Price of One Share of Lesser Performing Fund	Payment (per $1,000 principal amount note)
First Review Date	$95.00	$37.50
Second Review Date	$85.00	$37.50
Third through Nineteenth Review Dates	Less than Interest Barrier	$0
Final Review Date	$90.00	$1,037.50
	Total Payment	$1,112.50 (11.25% return)

Because the notes have not been automatically called and the Final Value of the Lesser Performing Fund is greater than or equal to its Trigger Value and its Interest Barrier, the payment at maturity, for each $1,000 principal amount note, will be $1,037.50 (or $1,000 plus the Contingent Interest Payment applicable to the final Review Date). When added to the Contingent Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,112.50.

PS-4 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

Example 3 — Notes have NOT been automatically called and the Final Value of the Lesser Performing Fund is less than its Interest Barrier but is greater than or equal to its Trigger Value.

Date	Closing Price of One Share of Lesser Performing Fund	Payment (per $1,000 principal amount note)
First Review Date	$95.00	$37.50
Second Review Date	$85.00	$37.50
Third through Nineteenth Review Dates	Less than Interest Barrier	$0
Final Review Date	$80.00	$1,000.00
	Total Payment	$1,075.00 (7.50% return)

Because the notes have not been automatically called and the Final Value of the Lesser Performing Fund is less than its Interest Barrier but is greater than or equal to its Trigger Value, the payment at maturity, for each $1,000 principal amount note, will be $1,000.00. When added to the Contingent Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,075.00.

Example 4 — Notes have NOT been automatically called and the Final Value of the Lesser Performing Fund is less than its Trigger Value.

Date	Closing Price of One Share of Lesser Performing Fund	Payment (per $1,000 principal amount note)
First Review Date	$40.00	$0
Second Review Date	$45.00	$0
Third through Nineteenth Review Dates	Less than Interest Barrier	$0
Final Review Date	$50.00	$500.00
	Total Payment	$500.00 (-50.00% return)

Because the notes have not been automatically called, the Final Value of the Lesser Performing Fund is less than its Trigger Value and the Lesser Performing Fund Return is -50.00%, the payment at maturity will be $500.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50.00%)] = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Value of either Fund is less than its Trigger Value, you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Fund is less than its Initial Value. Accordingly, under these circumstances, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —

If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of each Fund on that Review Date is greater than or equal to its Interest Barrier. If the closing price of one share of either Fund on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. Accordingly, if the closing price of one share of either Fund on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.

PS-5 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,

regardless of any appreciation of either Fund, which may be significant. You will not participate in any appreciation of either Fund.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE PRICE OF ONE SHARE OF EACH FUND —

Payments on the notes are not linked to a basket composed of the Funds and are contingent upon the performance of each individual Fund. Poor performance by either of the Funds over the term of the notes may result in the notes not being automatically called on a Review Date, may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your payment at maturity and will not be offset or mitigated by positive performance by the other Fund.

•	YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LESSER PERFORMING FUND.

•	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE FINAL REVIEW DATE —

If the Final Value of either Fund is less than its Trigger Value and the notes have not been automatically called, the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation of the Lesser Performing Fund.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately six months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	YOU WILL NOT RECEIVE DIVIDENDS ON EITHER FUND OR THE SECURITIES HELD BY EITHER FUND OR HAVE ANY RIGHTS WITH RESPECT TO EITHER FUND OR THOSE SECURITIES.

•	THERE ARE RISKS ASSOCIATED WITH THE FUNDS —

The Funds are subject to management risk, which is the risk that the investment strategies of the applicable Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the Funds and, consequently, the value of the notes.

PS-6 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

•	THE PERFORMANCE AND MARKET VALUE OF EACH FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THAT FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

Each Fund does not fully replicate its Underlying Index (as defined under “The Funds” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of each Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of each Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying a Fund (such as mergers and spin-offs) may impact the variance between the performances of that Fund and its Underlying Index. Finally, because the shares of each Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of each Fund may differ from the net asset value per share of that Fund.

During periods of market volatility, securities underlying each Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that Fund and the liquidity of that Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Fund. As a result, under these circumstances, the market value of shares of a Fund may vary substantially from the net asset value per share of that Fund. For all of the foregoing reasons, the performance of each Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of that Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	NON-U.S. SECURITIES RISK —

Some of the equity securities held by the iShares® Nasdaq Biotechnology ETF or the iShares® Latin America 40 ETF have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the home countries of the issuers of those non-U.S. equity securities.

•	RISKS ASSOCIATED WITH THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES WITH RESPECT TO THE iSHARES® NASDAQ BIOTECHNOLOGY ETF —

All or substantially all of the equity securities held by the iShares® Nasdaq Biotechnology ETF are issued by companies whose primary line of business is directly associated with the biotechnology or pharmaceutical industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. Companies in the biotechnology industry spend heavily on research and development, and their products or services may not prove commercially successful or may become obsolete quickly. The biotechnology industry is subject to a significant amount of governmental regulation, and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on this industry. Companies in the biotechnology industry are subject to risks of new technologies and competitive pressures and are heavily dependent on patents and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

Companies in the pharmaceutical industry are subject to competitive forces that may make it difficult to raise prices of their products and, in fact, may result in price discounting. The profitability of some companies in the pharmaceutical industry may be dependent on a relatively limited number of products. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the pharmaceutical industry are subject to government approvals, regulation and reimbursement rates. The process of obtaining government approvals may be long and costly. Many companies in the pharmaceutical industry are heavily dependent on patents and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Companies in the pharmaceutical industry may be subject to extensive litigation based on product liability and similar claims.

These factors could affect these industries and could affect the value of the equity securities held by the iShares® Nasdaq Biotechnology ETF and the price of the iShares® Nasdaq Biotechnology ETF during the term of the notes, which may adversely affect the value of your notes.

•	EMERGING MARKETS RISK WITH RESPECT TO THE iSHARES® LATIN AMERICA 40 ETF —

The equity securities held by the iShares® Latin America 40 ETF have been issued by non-U.S. companies located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and

PS-7 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK WITH RESPECT TO THE iSHARES® LATIN AMERICA 40 ETF —

Because the prices of the equity securities held by the iShares® Latin America 40 ETF are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® Latin America 40 ETF, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the iShares® Latin America 40 ETF trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the iShares® Latin America 40 ETF denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the iShares® Latin America 40 ETF will be adversely affected and any payment on the notes may be reduced.

•	THE ANTI-DILUTION PROTECTION FOR THE FUNDS IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for each Fund for certain events affecting the shares of that Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•	THE RISK OF THE CLOSING PRICE OF ONE SHARE OF A FUND FALLING BELOW ITS INTEREST BARRIER OR TRIGGER VALUE IS GREATER IF THE PRICE OF ONE SHARE OF THAT FUND IS VOLATILE.

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimum for the estimated value of the notes and the maximum for the Interest Barrier.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

PS-8 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the projected hedging profits, if any, estimated hedging costs and the prices of one share of the Funds. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-9 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

The Funds

The iShares® Nasdaq Biotechnology ETF is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of biotechnology and pharmaceutical equities listed on The NASDAQ Stock Market, which we refer to as the Underlying Index with respect to the iShares® Nasdaq Biotechnology ETF. The Underlying Index with respect to the iShares® Nasdaq Biotechnology ETF is currently the NASDAQ Biotechnology Index®. The NASDAQ Biotechnology Index® is designed to track the performance of a set of securities listed on The NASDAQ Stock Market that are classified as either biotechnology or pharmaceutical according to the Industry Classification Benchmark. For additional information about the iShares® Nasdaq Biotechnology ETF, see Annex A in this pricing supplement.

The iShares® Latin America 40 ETF is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of 40 of the largest Latin American equities, which we refer to as the Underlying Index with respect to the iShares® Latin America 40 ETF.  The Underlying Index with respect to the iShares® Latin America 40 ETF is currently the S&P Latin America 40™ Index.  The S&P Latin America 40™ Index is a free float-adjusted market capitalization index that is designed to measure the performance of 40 blue-chip companies drawn from five Latin American markets: Brazil, Chile, Colombia, Mexico and Peru.  For additional information about the iShares® Latin America 40 ETF, see Annex B in this pricing supplement.

Historical Information

The following graphs set forth the historical performance of each Fund based on the weekly historical closing prices of one share from January 6, 2012 through November 3, 2017. The closing price of one share of the iShares® Nasdaq Biotechnology ETF on November 3, 2017 was $316.87. The closing price of one share of the iShares® Latin America 40 ETF on November 3, 2017 was $33.48. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of each Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of either Fund on the Pricing Date or any Review Date. There can be no assurance that the performance of the Funds will result in the return of any of your principal amount or the payment of any interest.

PS-10 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, the applicable regulations exclude from the scope of Section 871(m) instruments issued in 2017 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further

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information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including an early redemption or redemption at maturity. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection

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with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Funds” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf

•	Underlying supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

The iShares® Nasdaq Biotechnology ETF

All information contained in this pricing supplement regarding the iShares® Nasdaq Biotechnology ETF (the “Biotechnology Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by iShares® Trust and BlackRock Fund Advisors (“BFA”). The Biotechnology Fund is an investment portfolio of iShares® Trust. BFA is currently the investment adviser to the Biotechnology Fund. The Biotechnology Fund is an exchange-traded fund that trades on The NASDAQ Stock Market (“NASDAQ”) under the ticker symbol “IBB.”

The Biotechnology Fund seeks to track the investment results, before fees and expenses, of an index composed of biotechnology and pharmaceutical equities listed on NASDAQ, which is currently the NASDAQ Biotechnology Index® (the “Biotechnology Index”). For more information about the Biotechnology Index, please see “— The NASDAQ Biotechnology Index®” below.

BFA uses a representative sampling indexing strategy to manage the Biotechnology Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Biotechnology Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Biotechnology Index. The Biotechnology Fund may or may not hold all of the securities in the Biotechnology Index.

The Biotechnology Index is a financial calculation, based on a grouping of financial instruments, while the Biotechnology Fund is an actual investment portfolio. The performance of the Biotechnology Fund and the Biotechnology Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Biotechnology Fund’s portfolio and the Biotechnology Index resulting from the Biotechnology Fund’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the Biotechnology Fund but not to the Biotechnology Index. “Tracking error” is the divergence of the performance (return) of the Biotechnology Fund’s portfolio from that of the Biotechnology Index. BFA expects that, over time, the Biotechnology Fund’s tracking error will not exceed 5%. Because the Biotechnology Fund uses a representative sampling indexing strategy, it can be expected to have a greater tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Biotechnology Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA, and the Biotechnology Fund, please see the Biotechnology Fund’s prospectus. In addition, information about iShares® Trust and the Biotechnology Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement

The Biotechnology Index

All information contained in this pricing supplement regarding the Biotechnology Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by The NASDAQ OMX Group, Inc. (“NASDAQ OMX”). The Biotechnology Index was developed and is calculated, maintained and published by NASDAQ OMX. NASDAQ OMX does not have any obligation to continue to publish, and may discontinue publication of, the Biotechnology Index.

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General

The Biotechnology Index is designed to track the performance of a set of securities listed on NASDAQ that are classified as either biotechnology or pharmaceutical according to the Industry Classification Benchmark (“ICB”). The inception date of the Biotechnology Index is November 1, 1993. The Biotechnology Index is reported by Bloomberg L.P. under the ticker symbol “NBI.”

Component Security Eligibility Criteria

To be eligible for initial inclusion in the Biotechnology Index, the issuer of a component security (which can be a common stock, ordinary share, American depositary receipt (“ADR”), share of beneficial interest or limited partnership interest) must meet the following criteria:

•	the component security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or on the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•	the issuer of the security must be classified according to the Industry Classification Benchmark as either biotechnology or pharmaceutical;

•	the component security may not be issued by an issuer currently in bankruptcy proceedings;

•	the component security must have a market capitalization of at least $200 million;

•	the component security must have an average daily trading volume of at least 100,000 shares;

•	the issuer of the component security may not have entered into a definitive agreement or other arrangement that would likely result in the security no longer being eligible for inclusion in the Biotechnology Index;

•	the issuer of the component security may not have annual financial statements with an audit opinion that is currently withdrawn; and

•	the component security must have “seasoned” on NASDAQ, the New York Stock Exchange or NYSE American LLC (generally, a company is considered to be seasoned if it has been listed on a market for at least three full months, excluding the first month of initial listing).

Calculation of the Biotechnology Index

The NASDAQ Biotechnology Index is a modified market capitalization weighted index. The closing level of the Biotechnology Index is calculated as the aggregate values of (x) the number of shares each component security of the Biotechnology Index included in the Biotechnology Index (the “Index Shares”) multiplied by (y) its last sale price on NASDAQ, which may be the NASDAQ Official Closing Price, and then divided by (z) the divisor of the Biotechnology Index, which is a scaling factor. The divisor serves the purpose of scaling the aggregate value to a lower order of magnitude for index reporting purposes. If trading in a component security is halted on its primary listing market, the most recent last sale price for that security is used for all index computations until trading on such market resumes. Likewise, the most recent last sale price is used if trading in a component security is halted on its primary listing market before the market is open. The closing level of the Biotechnology Index reflects the price return of the component securities without regard to cash dividends paid on the component securities. The Biotechnology Index also reflects extraordinary cash dividends.

Biotechnology Index Rebalancing

The Biotechnology Index is rebalanced quarterly. At each quarter, the Biotechnology Index is rebalanced such that the maximum weight of any component security does not exceed 8% and no more than five component securities are at that cap. The excess weight of any capped component security is distributed proportionally across the remaining component securities. If, after redistribution, any of the five highest ranked component securities are weighted below 8%, these securities are not capped. Next, any remaining component securities in excess of 4% are capped at 4% and the excess weight is redistributed proportionally across the remaining component securities. The process is repeated, if necessary, to derive the final modified market capitalization weights of each component security.

The modified market capitalization weighting methodology is applied to the capitalization of each component security, using its last sale price as of the close of trading on the last trading day in February, May, August and November and after applying quarterly changes to the total shares outstanding. The Index Shares of each component security are then calculated by multiplying its weight derived above by the new market value of the Biotechnology Index and dividing the modified market capitalization of each component security by its last sale price. The changes will be effective after the close of trading on the third Friday in March, June, September and December.

NASDAQ OMX may, from time to time, exercise reasonable discretion as it deems appropriate in order to ensure the integrity of the Biotechnology Index.

Biotechnology Index Evaluation

The component securities of the Biotechnology Index are evaluated annually in December of each year. The eligibility criteria described above are applied using market data through the end of October and is updated for total shares outstanding submitted in a document filed publicly with the SEC through the end of November. Securities meeting the eligibility criteria listed above are included in

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the Biotechnology Index. Additions and deletions of component securities become effective after the close of trading on the third Friday in December.

Additionally, if at any time during the year other than the time for an evaluation, a component security no longer meets the eligibility criteria, or is otherwise determined to have become ineligible for continued inclusion in the Biotechnology Index, the component security will be removed from the Biotechnology Index at its last sale price. If, however, at the time of its removal, a component security is halted from trading on its primary listing market and an official closing price cannot be readily determined, the component security may, in NASDAQ OMX’s discretion, be removed at a price of zero.

Biotechnology Index Maintenance

Changes in the price and/or Index Shares of component securities driven by corporate events such as stock dividends, stock splits and certain spin-offs and rights issuances are adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the changes is made as soon as practicable. However, if the change in total shares outstanding is less than 10%, all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in March, June, September and December. The Index Shares of each component security are adjusted by the same percentage amount by which the total shares outstanding for that component security has changed.

A special cash dividend announced by the listing exchange will result in an adjustment to the last sale price of the relevant component security prior to market open on the ex-date for the special amount distributed.

Ordinarily, whenever there is a change in the Index Shares of component securities, in the component securities or to the price of a component security due to spin-offs, rights issuances or special cash dividends, the divisor of the Biotechnology Index will be adjusted to ensure that there is no discontinuity in the value of the Biotechnology Index caused by any such change. All changes are announced in advance and are reflected in the Biotechnology Index prior to market open on the relevant date of effectiveness.

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Annex B

The iShares® Latin America 40 ETF

All information contained in this pricing supplement regarding the iShares® Latin America 40 ETF (the “Latin America Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by iShares® Trust and BlackRock Fund Advisors (“BFA”). The Latin America Fund is an investment portfolio of iShares® Trust. BFA is currently the investment adviser to the Latin America Fund. The Latin America Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “ILF.”

The Latin America Fund seeks to track the investment results, before fees and expenses, of an index composed of 40 of the largest Latin American equities, which we refer to as the underlying index with respect to the Latin America Fund. The Underlying Index for the Latin America Fund is currently the S&P Latin America 40TM Index (the “Latin America Index”). For more information about the Latin America Index, please see “The S&P Latin America 40TM” below.

BFA uses a “representative sampling” indexing strategy to manage the Latin America Fund. “Representative sampling” is an investment strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. The Latin America Fund may or may not hold all of the securities in the underlying index.

The underlying index is a theoretical financial calculation, based on a grouping of financial instruments that is not an investment product, while the Latin America Fund is an actual investment portfolio. The performance of the Latin America Fund and the underlying index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Latin America Fund’s portfolio and the underlying index resulting from the Latin America Fund’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the Latin America Fund but not to the underlying index. “Tracking error” is the divergence of the performance (return) of the Latin America Fund’s portfolio from that of the underlying index. BFA expects that, over time, the Latin America Fund’s tracking error will not exceed 5%. Because the Latin America Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Latin America Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729 through the SEC’s website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the Latin America Fund, please see the Latin America Fund’s prospectus. In addition, information about iShares® Trust and the Latin America Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. Information contained in the iShares® website and in the Latin America Fund’s prospectus is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The iShares® Latin America 40TM Index

General

All information contained in this pricing supplement regarding the Latin America Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, has been derived from publicly available sources, without independent verification. This information reflects the policies of and is subject to change by S&P Dow Jones Indices LLC (“S&P Dow Jones”). The Latin America Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones does not have any obligation to continue to publish, and may discontinue the publication of, the Latin America Index.

The Latin America Index is a free float-adjusted market capitalization index that is designed to measure the performance of 40 blue-chip companies that capture approximately 70% of the region’s equity market. Constituents are drawn from five Latin American markets: Brazil, Chile, Colombia, Mexico and Peru.

The Latin America Index is reported by Bloomberg L.P. under the ticker symbol “SPLAC.”

Eligibility Criteria

The Latin America Index constituents are drawn from the S&P/IFCI country indices of Brazil, Chile, Colombia, Mexico and Peru. The S&P/IFCI country indices require that, at the annual reconstitution, a stock must have a minimum float-adjusted market capitalization of US$ 200 million to be added to the index. During the annual reconstitution, S&P/IFCI country indices constituents that fall below US$ 200 million, but have a float-adjusted market capitalization of at least US$ 150 million, remain in those indices. Stocks must have an annual dollar value traded of at least US$ 100 million to be added to the S&P/IFCI country indices. A stock’s domicile is determined based on criteria that include incorporation, registration, operational headquarters location, primary exchange listing, geographic breakdown of revenue and assets, ownership information, location of offices, directors and employees and investor perception. All investable primary market share classes are included in the S&P/IFCI country indices.

PS-17 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF

The eligibility factors for the Latin America Index are set forth below.

•	Market Capitalization: The Latin America Index is designed to include blue-chip stocks from the five markets listed above. Stocks are included if they are among the largest stocks from these markets in terms of market capitalization. A stock’s weight in the Latin America Index is determined by the float-adjusted market capitalization of the stock. All strategic holdings are classified as either corporate, private or government holdings and are removed from the float-adjusted market capitalization.

•	Liquidity: Index constituents are ranked according to liquidity, measured by dollar value traded. Annual value traded, float turnover and days traded are also analyzed on a quarterly basis to ensure ample liquidity. Given two comparably sized companies, the higher the 12-month value traded, the more likely its inclusion.

•	Listings: Where applicable, the Latin America Index will give preference to developed market listings of an index constituent. This may include U.S.-listings, U.S.-listed American Depositary Receipts or other developed market listings as long as the listing meets the liquidity requirements mentioned above.

•	Eligible Securities: All common and preferred shares (which are of an equity and not of a fixed income nature) are eligible for inclusion in the Latin America Index. Convertible stock, bonds, warrants, rights, and preferred stock that provide a guaranteed fixed return are not eligible.

•	Sector Classification: Stocks are classified by the Global Industry Classification Standard (“GICS®”). The Latin America Index provides geographic and economic balance over the 11 GICS® Sectors. These sectors are Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate, Telecommunication Services and Utilities.

Index Construction

The Latin America Index is calculated using a base-weighted aggregate methodology, meaning that the level of the Latin America Index reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float adjustment. An indexed number is used to represent the result of this calculation in order to make the value easier to work with and track over time. The Latin America Index is calculated in real time.

S&P Dow Jones believes that turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Latin America Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to the Latin America Index will not be deleted unless ongoing conditions warrant an index change.

Index Calculation

The Latin America Index is a float-adjusted market capitalization-weighted index. On any given day, the index value of the Latin America Index is the total float-adjusted market capitalization of the Latin America Index’s constituents divided by its divisor. The float-adjusted market capitalization reflects the price of each stock in the Latin America Index multiplied by the number of shares used in the index value calculation.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects. Generally, these “control holders” include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the Latin America Index. IWFs are reviewed annually, updated based on the companies’ latest filings and new IWFs are implemented on the third Friday of September.

Divisor. Continuity in index values of the Latin America Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the Latin America Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of the Latin America Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of the Latin America Index. The divisor of the Latin America Index is adjusted such that the index value of the Latin America Index at an instant just prior to a change in base capital equals the index value of the Latin America Index at an instant immediately following that change.

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Index Rebalancings

Any share change of 5% or more is implemented on the effective date, or as soon as reliable information is available. Changes of less than 5% are applied on the third Friday of March, June, September and December. Similarly, any change affecting a stock’s float adjustment is implemented on the effective date if it causes a capitalization change of 5% or more. Changes of less than 5% are applied at the September quarterly review.

A share/IWF freeze period is implemented during each quarterly rebalancing. The freeze period begins after the market close on the Tuesday preceding the second Friday of each rebalancing month (i.e., March, June, September, and December) and ends after the market close on the third Friday of a rebalancing month. Pro-forma files are normally released after the market close on the second Friday, one week prior to the rebalancing effective date. In September, preliminary share and float data are released on the first Friday of the month, but the share freeze period for September will follow the same schedule as the other three quarterly share freeze periods.

During the share/IWF freeze period, shares and IWFs are not changed except for certain corporate action events (such as merger activity, stock splits, rights offerings and certain share dividend payable events).

Additions.

An index addition is generally made only if a vacancy is created by an index deletion. Index additions are made according to market size and liquidity, with a view to preserving regional, country, and sector representation in the Latin America Index. An initial public offering (IPO) is added to the Latin America Index only when an appropriate vacancy occurs and is subject to proven liquidity for at least six months. An exception may be made for extraordinarily large global offerings where expected trading volume justifies inclusion.

Deletions.

Deletions can occur due to acquisitions, mergers and spin offs, or due to bankruptcies or suspension. The latter is removed from the Latin America Index at the best available price in the market. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee’s (as defined below) discretion, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks. Imposition of restrictive foreign investments in the sector or country within any of the countries will be handled expeditiously to allow investors to exit the sector or country in the least unfavorable manner.

Currency of Calculation

The Latin America Index is calculated in U.S. dollars. The underlying prices are collected in local currencies via Reuters. Using Reuters’ real-time spot exchange rate, these local prices are converted to U.S. dollars. The last exchange to close in the Latin America Index is Chile at 06:30 PM (04:30 PM Eastern Time). The Latin America Index’s closing value is calculated at 05:05 PM Eastern Time, allowing time for late trades to come in, using the real-time exchange rates at that point in time. In situations where either a stock does not trade or a primary exchange is not open for trading, but the Latin America Index is being calculated as other constituent primary exchanges are open and trading, the stocks from the closed primary exchange will use the last available closing price and convert into U.S. dollars using the real time spot foreign exchange rate of the day. The Latin America Index’s final closing values convert all stock prices used in the index calculation at the spot foreign exchange rate provided by Reuters at the closing time of the index, (i.e., 05:05 PM Eastern Time).

Exchange Rate

Real-time spot Forex rates, as supplied by Reuters, are used for ongoing index calculation. The end-of-day value of the Latin America Index is calculated using the real-time spot exchange rate provided by Reuters at the time the Latin America Index is closed. For the Latin America Index, where different markets close at different times, after a stock stops trading, it still makes an impact on the Latin America Index via the spot Forex rate fluctuations of its currency.

Corporate Action Related Changes

There are a large range of different corporate actions ranging from routine share issuances or buy backs to less frequent events like spin-offs and mergers. These are listed on the table below with notes about the necessary changes and whether the divisor is adjusted.

Corporate Action	Comments	Divisor Adjustment?
Company Added/Deleted	Net change in market value determines the divisor adjustment.	Yes
Change in Shares Outstanding	Any combination of secondary issuance, share repurchase or buy back — share counts revised to reflect change.	Yes

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Stock Split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	A spin-off of a constituent will not remain in the Latin America Index unless the size and anticipated liquidity of the spun-off company are sufficient to replace the parent company. The spun-off company is added at a zero price at the market close of the day before the ex-date (with no divisor adjustment), and if it is determined to be ineligible for continued inclusion in the Latin America Index, the spun-off company is removed after at least one day of regular way trading (with a divisor adjustment).	Maybe (see comments)
Change in Investable Weight Factor (IWF)	Increasing (decreasing) the IWF increases (decreases) the total market value of the Latin America Index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special Dividends	When a company pays a special dividend, the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights Offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

With corporate actions where special dividends such as extraordinary cash or other corporate assets that are distributed to shareholders, the price of the stock will gap down on the ex-date (the first day when a new shareholder is not eligible to receive the distribution). The effect of the divisor adjustment is to prevent this price drop from causing a corresponding drop in the Latin America Index.

Base Date

The Latin America Index has a base date of December 31, 1997.

Index Governance

The index is maintained by the Global Thematic & Strategy Index Committee (the “Index Committee”). The Index Committee meets regularly. At each meeting, the Index Committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the Latin America Index to the market, companies that are being considered as candidates for addition to the Latin America Index and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

S&P Dow Jones considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

PS-20 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Lesser Performing of the iShares® Nasdaq Biotechnology ETF and the iShares ® Latin America 40 ETF